1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 13, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2016 Third Quarter

Earnings Conference

Oct 13, 2016

© 2016 TSMC, Ltd

Agenda TSMC Property

Welcome     ElizabethSun

3Q16 Financial    Results and4Q16OutlookLora Ho

Key Messages     Mark Liu

    C.C. Wei

    Lora Ho

Q&A

© 2016 TSMC, Ltd

Safe Harbor Notice TSMC Property

TSMC s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission

(the “SEC”) on April 11, 2016 and such other documents as

TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

2016 TSMC, Ltd

Statements of Comprehensive Income

TSMC Property

Selected Items from Statements of Comprehensive Income

(In NT$ billions)	3Q16	3Q16 Guidance	2Q16	3Q15	3Q16 over 2Q16	3Q16 over 3Q15
Net Revenue	260.41	254-257	221.81	212.51	17.4%	22.5%
Gross Margin	**50.7%**	**50% - 52%**	**51.5%**	**48.2%**	**-0.8 ppt**	**+2.5 ppts**
Operating Expenses	(25.84)		(23.01)	(22.16)	12.3%	16.6%
Operating Margin	**40.8%**	**39.5% - 41.5%**	**41.2%**	**36.9%**	**-0.4 ppt**	**+3.9 ppts**
Non-Operating Items	1.99		2.09	5.01	-4.7%	-60.3%
Net Income to Shareholders of the Parent Company	96.76		72.51	75.33	33.4%	28.4%
Net Profit Margin	**37.2%**		**32.7%**	**35.4%**	**+4.5 ppts**	**+1.8 ppts**
EPS (NT Dollar)	3.73		2.80	2.91	33.4%	28.4%
ROE	31.2%		23.4%	27.2%	+7.8 ppts	+4.0 ppts
Shipment (Kpcs, 12"-equiv. Wafer)	2,638		2,297	2,216	14.8%	19.0%
Average Exchange Rate--USD/NTD	31.77	32.30	32.41	31.88	-2.0%	-0.4%

* Diluted weighted average outstanding shares were 25,930mn units in 3Q16.

** ROE figures are annualized based on average equity attributable to shareholders of the parent company.

© 2016 TSMC, Ltd

Open Innovation Platform®

3Q16 Revenue by Application

Consumer 11% Industrial/Standard 21% Computer 8%

Communication 60%

Communication Computer Consumer Industrial/Standard

150 QoQ +19% 150 150 150

Revenue (NT$B) Revenue (NT$B)

Revenue (NT$B)

Revenue (NT$B)

2Q16 3Q16 2Q16 3Q16 2Q16 3Q16 2Q16 3Q16

© 2016 TSMC, Ltd

3Q16 Revenue by Technology

TSMC Property


0.15/0.18um
9%
0.11/0.13um
3%
0.25um and above
4%
90nm
5%
65nm
11%
16/20nm
31%
40/45nm
13%
28nm
24%


28nm and below revenue
Revenue (NT$B)
150
100
50
0
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
28nm
16/20nm

Open Innovation Platform®

© 2016 TSMC, Ltd

Balance Sheets & Key Indices     TSMC Property

Selected Items from Balance Sheets    3Q16 2Q163Q15

(In NT$ billions)    Amount %Amount%Amount%

Cash & Marketable Securities    516.95 30.1%667.8637.0%524.8833.3%

Accounts Receivable    129.29 7.5%111.726.2%97.126.2%

Inventories    53.88 3.1%60.713.3%65.074.1%

Long-term Investments    49.91 2.9%53.403.0%31.022.0%

Net PP&E    934.93 54.4%875.8748.5%830.8252.7%

Total Assets    1,718.69 100.0%1,804.49100.0%1,576.22100.0%

Current Liabilities    257.56 15.0%398.7422.1%201.6912.8%

Long-term Interest-bearing Debts    152.16 8.9%181.3010.0%192.0112.2%

Total Liabilities    434.80 25.3%607.1633.6%425.2227.0%

Total Shareholders’ Equity    1,283.89 74.7%1,197.3366.4%1,151.0073.0%

Key Indices

A/R Turnover Days    42 4342

Inventory Turnover Days    44 5459

Current Ratio (x)    2.8 2.13.4

Asset Productivity (x)    1.2 1.01.0

Total outstanding shares were 25,930mn units at 9/30/16.

Asset productivity = Annualized net revenue / Average net PP&E

© 2016 TSMC, Ltd

Cash Flows TSMC Property

(In NT$ billions)    3Q16 2Q163Q15

Beginning Balance    622.36 617.98528.90

Cash from operating activities    126.41 106.68118.14

Capital expenditures    (103.78) (73.59)(70.30)

Cash dividends    (155.58) 0.00(116.68)

Short-term loans    0.00 3.9627.70

Investments and others    (25.44) (32.67)27.97

Ending Balance    463.97 622.36515.73

Free Cash Flow (1)    22.63 33.0947.84

(1) Free cash flow = Cash from operating activities—Capital expenditures

© 2016 TSMC, Ltd

4Q16 Guidance TSMC Property

Based on our current business outlook and exchange rate assumption, management expects:

Revenue to be between NT$ 255 billion and NT$ 258 billion, at a forecast exchange rate of 31.50 NT dollars to 1 US dollar

Gross profit margin to be between 50.5% and 52.5%

Operating profit margin to be between 40% and 42%

2016 TSMC, Ltd

Recap of Recent Major Events TSMC Property

Renesas Electronics and TSMC Announce 28nm MCU Collaboration for Next-Generation Green and Autonomous Vehicles (2016/09/01)

[Graphic Appears Here]

TSMC s Board approved the acquisition from VisEra Holding Company of 86.9% shareholding in VisEra Technologies Company Ltd. and 6.9% shareholding in Xintec Inc. to simplify investment structure (2016/08/02)

Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System

(http://mops.twse.com.tw) for details and other announcements

© 2016 TSMC, Ltd

http://www.tsmc.com

invest@tsmc.com

© 2016 TSMC, Ltd